Commission File No. 1-08346

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2003

TDK CORPORATION

(Translation of registrant’s name into English)

13-1, Nihonbashi 1-chome, Chuo-ku, Tokyo 103-8272, Japan
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	x	Form 40-F

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes	No	x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b). 82-____________

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TDK Corporation
(Registrant)

December 3, 2003	BY:	/s/ Michinori Katayama

Michinori Katayama Corporate Officer General Manager Corporate Communications Department

Contacts:
Nobuyuki Koike
TDK Corporation
Tel.: 81-3-5201-7102
e-mail: nkoike@mb1.tdk.co.jp

Francis J. Sweeney
TDK U.S.A. Corporation
Tel.: 516-535-2888
e-mail: frank.sweeney@tuc.tdk.com

TDK USA Concludes Sale of its Interest in TDK Mediactive, Inc.

Tokyo — December 3, 2003 — TDK Corporation (NYSE:TDK) announced today that TDK U.S.A. Corporation (“TDK USA”), a subsidiary of TDK Corporation, has concluded the sale of its 73% stake in TDK Mediactive, Inc. (“TDK Mediactive”) to Take-Two Interactive Software, Inc. (NASDAQ:TTWO; “Take-Two”).

The consideration paid for TDK Mediactive was approximately $17.7 million in total.

Incident to the sale, the trademark license agreements covering the “TDK” and “MEDIACTIVE” trademarks have been terminated, except for limited sell-through rights respecting existing products, and TDK Mediactive has changed its corporate name to Take-Two Licensing, Inc.

About TDK Corporation

TDK Corporation (NYSE: TDK) is a leading global electronics company based in Japan. It was established in 1935 to commercialize “ferrite,” a key material in electronics and magnetics. TDK’s current product line includes ferrite materials, electronic components and ICs, wireless computer networking products, magnetic heads for HDD, digital recording hardware and advanced digital recording media. Net sales in FY2003 were approximately US$5.1 billion. For more information about TDK, please visit www.tdk.com.

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